February 5, 2007

Mail Stop 4561

<u>VIA U.S. MAIL AND FAX (604) 320-3399</u>

Mr. David Karp
Chief Financial Officer
Counterpath Solutions, Inc.
One Bentall Centre, Suite 300
505 Burrard Street
Vancouver, British Columbia, Canada V7X 1M3

Re: **Counterpath Solutions, Inc.**
        Form 10-KSB for the year ended April 30, 2006
        Filed July 31, 2006
        File No. 0-50346

Dear Mr. Karp:

        We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-KSB</u>

<u>Financial Statements</u>

<u>Report of Independent Registered Public Accounting Firm</u>

1.   We note on Page 23 where you discuss significant concerns about your ability to meet your financing requirements for the next twelve months. We also note similar disclosure within your risk factors on page 14. Please have your auditor explain to us their rational for not making a going concern modification to their report. At a minimum we would expect footnote disclosure disclosing the situation and how you believe you will be able to sustain operations for the next 12 months. Refer to AU Section 341.

Mr. David Karp
Counterpath Solutions, Inc.
February 5, 2007

Note 7 – Common Stock

2.   We note numerous employee stock option cancellations during fiscal years 2005 and 2006 and subsequent employee stock option issuances during 2006 at lower exercise prices. Please tell us how you determined that these re-issuances were not modifications that reduce the exercise price and therefore would require variable accounting. See paragraphs 38 through 54 of FIN 44.

Note 9 – Subsequent Events

3.   We note cancellations of employee stock options and issuances of employee stock options subsequent to April 30, 2006. Please tell us why this occurred and if any of these cancellations or issuances would be considered modifications of stock option awards. If any of these cancellations or issuances were considered modifications tell us how you accounted for this in accordance with SFAS 123(R).

Form 10-QSB

Item 3. Controls and Procedures, page 31

4.   Please confirm and disclose in the future that the Chief Financial Officer, or principal financial officer, also participated and supervised the evaluation of the Registrants controls and procedures as outlined in Item 307 of Regulation S-B.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. David Karp
Counterpath Solutions, Inc.
February 5, 2007

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Webster, Staff Accountant, at (202) 551-3446 or me, at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Accounting Branch Chief